EVmo, Inc.

433 N. Camden Drive, Suite 600

Beverly Hills, California

December 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EVmo, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-257992

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 p.m., Eastern Standard Time, on Thursday, December 23, 2021, or as soon thereafter as is practicable.

Very truly yours,

EVmo, Inc.

By:	/s/ Stephen M. Sanchez
Name:	Stephen M. Sanchez
Title:	Chief Executive Officer